Olivia P. Adler
Attorney at Law
1614 33rd Street N.W.
Washington, D.C. 20007
Phone/Fax: (202) 337-9090
Email: oadler@comcast.net

September 29, 2011

Dominic Minore
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Steward Funds, Inc. (File Nos. 2-28174; 811-01597) and Capstone Series Fund, Inc. (File Nos. 2-83397; 811-01436) (together, “Registrants”)

Dear Mr. Minore:

This letter responds to your comments of Tuesday, September 27, 2011 on the preliminary proxy statement filed by Registrants on September 16 and 19, 2011.

1.
Comment - The cover letter to Registrants’ upcoming filings of definitive proxy statements pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934 (“Filings”) should include standard Tandy representations.

Response – Comment accepted.  Each cover letter will provide as follows:

Registrant hereby acknowledges that:
a.      Registrant is responsible for the adequacy and the accuracy of the disclosure in the Filing with respect to Registrant;
b.      comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Filing reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filing; and
c.      Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

2.
Comment – Under Proposal 1, please indicate that the proposed change in governing law for the advisory agreement from Maryland to Texas will not result in any material change in the way the contract will be interpreted.

Response – The definitive proxy statement will state that the change in governing law is not proposed out of knowledge of any material differences in the interpretation of contracts under Maryland and Texas law, but rather to provide for uniformity of interpretation with respect to all the Funds.  The disclosure points out that the Funds share an exchange privilege, so that shareholders may own shares of more than one Fund.  Also, all the Funds’ other major service agreements are governed by Texas law.  Thus, it is undesirably complicated for more than one body of governing law to apply.

3.	Comment – Indicate that the description of the advisory agreements includes the material terms of those agreements.
Response – Comment accepted.

4.	Comment – Include the statutory termination provisions in the description of the advisory agreements.
Response – Comment accepted.

5.	Comment – Add a description of the requirements of Section 15(f) and a statement that these requirements will be complied with.
Response – Comment accepted.

6.
Comment – Under Proposal 3, election of Directors, in accordance with Item 22(b)(3) of Schedule 14A under the Securities Exchange Act of 1934, indicate the qualifications of each nominee and indicate that these led to the conclusion that the nominee should serve as a Director.

Response – Comment accepted.

7.
Comment – Disclose the approximate amount of the anticipated expenses of the proxy statement and the reasons why the Board determined that the split of expenses described in the proxy statement is fair.

Response – Comment accepted.

Please let me know if you have questions or further comments.  I can be reached at 202-337-9090 (office) or 202-236-6303 (cell).  My email address is oadler@comcast.net.

Sincerely yours,

/s/ Olivia P. Adler
Olivia P. Adler